

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2018

Jeremy Hodara
Co-Chief Executive Officer
Africa Internet Holding GmbH
Charlottenstraße 4
10969 Berlin, Germany

      Re: Africa Internet Holding GmbH
          Draft Registration Statement on Form F-1
          Submitted November 19, 2018
          CIK No. 0001756708

Dear Mr. Hodara:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

General, page 1

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Your travel.Jumia.com website allows users to book hotels in Sudan and flights serving Iran and Sudan. Iran and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Iran, and Sudan, including contacts with their governments, whether through

subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last two fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

Prospectus Summary, page 1

3.   Please revise this section to disclose the percentage of your outstanding share capital that your existing shareholders will continue to own after the offering.

4.   Here and throughout your prospectus you state that you are "the leading pan-African e-commerce platform" and the "leading seller" in e-commerce transactions in Africa. Please revise to state the basis for each statement and the metric by which you have made this determination. If the statement is based upon management´s belief, please indicate that this is the case and include an explanation for the basis of the belief.

Capitalization, page 67

5.   Please revise your capitalization table to separately present the effects on capitalization of the issuance and sale of the ADSs in this offering from the effects of the capital increase from your own resources.

Selected Consolidated Financial and Operating Data, page 70

6.   Please revise your disclosure to provide the historical exchange information required by Item 3.A.3 of Form 20-F. As an Emerging Growth Company you may choose to provide scaled information to the extent relevant for purposes of preparing your Form F-1.

Overview, page 74

7.   In an appropriate place in your discussion of your results and with a view to understanding the primary drivers behind your net loss, please specify the reasons behind your loss for fiscal year 2017 so that readers can assess whether these losses are expected to continue or relate to one-time events.

Managements Discussion and Anlysis of Financial Condition and Results of Operations
Our Revenue Model, page 75

8.   We note your disclosure that, in 2017, 73% of your revenue was derived from first-party sales, for which you record the full sales price as revenue, and 12% of your revenue was derived from third-party sales, for which you retain commissions based on the value of goods and services sold. Please tell us what consideration you gave to including in this disclosure the amount and percentage of gross profit derived from each of first-party sales and third-party sales.

Results of Operations, page 81

9.   Please note that when you update your discussion of results of operations for comparative years, you should provide a comprehensive analysis of revenue. Your analysis should use GMV, commission rates and any other relevant information or metrics that allow an analysis of revenue and gross profit from sales commissions on third-party sales versus revenue from first-party sales, respectively.

Critical Accounting Estimates and Judgments, page 86

10.   We note you have not provided a critical accounting policy regarding your revenue recognition accounting policies. Please explain to us in reasonable detail how you determined that revenue recognition was not a critical accounting estimate with respect to your operations.

11.   You state under the heading "Share-Based Compensation" that grant date fair value of the awards granted in 2017 and 2018 have been disclosed. We are unable to locate any disclosure of grant date fair value. Please advise or clarify this statement as to grant-date fair value of the underlying units.

Management, page 117

12.   Please confirm that you have disclosed all of your "directors and senior management." In this regard, we note that you disclose information regarding members of the supervisory board and management board, but not regarding any officers or other members of management. Refer to Items 1.A and 6.A of Form 20-F.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements for the Year Ended December 31, 2017
Note 1. Corporate information, page F-7

13.   We note from your disclosure that your evaluation of your ability to continue as a going concern is based on the fact that you had capital injections of EUR 120,000 thousand during and have remaining capital commitments of EUR 216,000 thousand as of December 31, 2017 which you believe will enable you to operate as a going concern for

the next 12 months. We also note your disclosures in Note 12 on page F-24 where you disclose the identities and amounts committed by each of parties who have committed to fund your operations. Please tell us and disclose whether there are binding written contractual agreements made by each of these parties to provide the disclosed amounts of such funds to the Company. If not, please tell us and disclose in more detail how you determined you would be able to continue in business as a going concern for the next 12 months succeeding the offering.

t) Segments, page F-15

14.   We note from your disclosure that you have one operating and reportable segment. We also note that you operate several platforms and operate in various regions of Africa and other countries, all of which appear to have differing economic and legal environments.. In order to assist us in understanding your assertion that you have a single operating and reportable segment, please provide us with the following information:

- If applicable, please tell us the title and describe the role of any individuals who report to the CODM group.
- Tell us whether and how often the CODM group meets with any direct reports and whether any financial information is prepared for and reviewed by the CODM group as part of this meeting. Please describe the parties involved in CODM-related meetings, if any and describe their related roles.
- Tell us who, if anyone, is held accountable for the financial results of each of your platforms or for geographic regions or countries in which you operate and whether there are the specific metrics for which such individuals are held accountable (e.g. revenue, gross profit). If there exists a person(s) to whom business platform managers report to, please describe that role and position.
- Describe any information regularly provided to the CODM group including how frequently it is prepared and reviewed. Please describe how the CODM group allocates resources, including the entities subject to resource allocation.
- Describe the information regularly provided to the Supervisory Board and how frequently it is prepared and reviewed.
- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step and the level at which the CODM group can make changes to the budget.
- Describe the level of detail communicated to the CODM group when actual results differ from budgets and who is involved in meetings with the CODM group to discuss budget-to-actual variances.
- Describe the basis for determining the compensation for each of the individuals that report to the CODM group, including the extent to which any such individuals are compensated based on the financial results of any of your geographic regions, countries, platforms or other metric

To the extent some of the above bullet points are not applicable to an understanding of how your CODM group allocates resources or supports your assertion that you operate in one segment, please provide any additional information necessary. We may have further comment.

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at 202-551-3342 or Lilyanna Peyser, Special Counsel at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Krystian Czerniecki